

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 15, 2006

Mr. Frederick A. Niebauer
Chief Financial Officer
Kahiki Foods, Inc.
1100 Morrison Road
Gahanna, OH 43230

> **Re:** **Kahiki Foods, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **Response Letter Dated July 14, 2006**
> **File No. 333-113925**

Dear Mr. Niebauer,

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended March 31, 2006

General

1.   Please file your response letter dated July 14, 2006 on EDGAR, as well as any future correspondence with us.

Financial Statements

2.   We note you have not fully complied with prior comment two. Please label your financial statements and note disclosures as "restated," where applicable. Any error correction disclosures necessary in your 2005 report, covering periods that are also presented in your 2006 report, should appear in an amendment to that document as well. Please file your amendments to the 2005 and 2006 reports as soon as possible. The required disclosures encompass the explanatory note at the forepart of the amended filing, note disclosures in the financial statements, and "restated" labeling of all columnar information revised subsequent to your initial reporting.

Note 2 – Summary of Significant Accounting Policies, page 28

Freight Credits, page 30

3.   We have read the disclosure you added in response to prior comment 6, indicating that you record freight credits granted to customers within costs of sales. Please also disclose the circumstances under which you issue freight credits and the mechanism by which the customer is able to realize the benefit (e.g. indicate whether the credits apply to the current sale or some future sale). Submit the analysis that you performed under EITF 01-19 in arriving at your method of presentation.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief